SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Year Ended December 31, 2007

First Citizens National Bank Employee Stock Ownership Plan and Trust and
Payroll Stock Ownership Plan
(Full title of the Plan)

First Citizens Bancshares, Inc.
(Name of issuer of the securities held pursuant to the Plan)

First Citizens Place, Dyersburg, TN  38024
(Address of principal executive office)

REQUIRED INFORMATION

1.   An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2.   An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3.   The statements required in items 1 and 2 are prepared in accordance with U. S. generally accepted accounting principles and for the fair presentation of the accompanying supplemental schedules in conformity with the Department of Labor's Rules and Regulations and Disclosure under the Employment Retirement Income Security Act of 1974.

4.   Signatures

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND
PAYROLL STOCK OWNERSHIP PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

185 N. Church Street Telephone: (731) 285-7900 Dyersburg, TN 38024 (800) 608-5612 Fax: (731) 285-6221

                                                                                                                                                                                                      Members of:
                                                                                                                                                                                                      American Institute of Certified Public Accountants
                                                                                                                                                                                                      Governmental Audit Quality Center - AICPA
                                                                                                                                                                                                      Tennessee Society of Certified Public Accountants
                                                                                                                                                                                                      Center for Public Company Audit Firms
                                                                                                                                                                                                      Employee Benefit Plan Audit Quality Center - AICPA

                                                                                                                                                                                                      www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of First Citizens National Bank
Employee Stock Ownership Plan and Trust
 and Payroll Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ALEXANDER THOMPSON ARNOLD PLLC
Alexander Thompson Arnold, PLLC

Dyersburg, TN Fulton, KY Henderson, TN Jackson, TN Martin, TN	Milan, TN McKenzie, TN Paris, TN Trenton, TN Union City, TN

Dyersburg, Tennessee
June 17, 2008

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007		2006
	ESOP	PAYSOP	ESOP	PAYSOP
	Allocated	Allocated	Allocated	Allocated
ASSETS
Investments, at fair value
U.S. Government Securities	$3,286,265	$	$1,940,050	$
Federated Prime Obligations	1,470,353	32,694	1,944,115	26,908
Corporate Stock	25,177,703	125,010	26,488,251	135,011
Mutual Funds	307,176		266,452

Total Investments	30,241,497	157,704	30,638,868	161,919

Employer contribution receivable	250,960		140,386
Certificate of Deposit			103,935
Accrued interest receivable	32,565		11,662

Total Assets	30,525,022	157,704	30,894,851	161,919

Net Assets Available for Benefits	$30,525,022	$157,704	$30,894,851	$161,919

See accompanying notes to financial statements.

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007		2006

	ESOP	PAYSOP	ESOP	PAYSOP
	Allocated	Allocated	Allocated	Allocated
Income
Investment income:
Net unrealized appreciation (depreciation)
in market value of investments	$(1,896,537)	($10,001)	$2,449,161	$12,408
Realized gain on sale of assets	156		10,328
Interest	198,418		74,038
Capital gain distribution	2,817		5,125
Dividends	851,662	5,786	918,147	5,419
Employer's contribution	850,960		780,386
Others' rollover contribution	721
Employees' noncash rollover contribution	104,174

Total Income	112,371	(4,215)	4,237,185	17,827

Deductions
Distributions to participants	481,000		956,705
Professional fees	1,200		8,400

Total Deductions	482,200		965,105

Net Increase (decrease)	(369,829)	(4,215)	3,272,080	17,827

Net assets available for benefits:
Beginning of year	30,894,851	161,919	27,622,771	144,092

End of year	$30,525,022	$157,704	$30,894,851	$161,919

See accompanying notes to financial statements.

  FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Note 1 - Plan Description and Basis of Presentation

The First Citizens National Bank Employee Stock Ownership Plan and Trust (the plan) was adopted by the Board of Directors of First Citizens National Bank effective October 1, 1984.  The following brief description of the plan is provided for general information purposes only.  Participants should refer to the plan Agreement for complete information.

Eligibility

The Plan provides for participation by all employees of First Citizens National Bank who have completed a year of service by the last day of a given plan year and who are at least twenty-one (21) years old. A year of service is defined as twelve consecutive months of employment in which the employee works 1,000 hours.  Participants who do not have at least 1,000 hours of service during the plan year or are not employed on the last working day of the plan year are generally not eligible for an allocation of Company contributions for such year.

Payment of Benefits

Benefits are paid to a participant upon retirement at the normal retirement age of sixty five (65), or at such later date as the participant may elect to retire or upon total and permanent disability prior to age sixty five (65) to the extent of his or her entire interest in the Trust Fund.  Benefits are payable to a participant's beneficiary in the event of a participant's death at any time to the extent of his or her entire interest in the Trust Fund.

Benefits payable to a participant whose employment terminates prior to retirement are determined by a vesting schedule based on completed years of service with the employer.  Effective January 1, 2007 the plan was amended to change the vesting schedule. The amendment provides for 100% vesting after completion of three (3) years of service.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100 percent vested in their accounts.  The interest of each participant in the plan will be distributed to such participant or his or her beneficiary at the time prescribed by the plan terms and the Code.

Participant Accounts

The plan is a defined contribution plan under which a separate individual account is established for each participant. The plan provides for contributions equal to 7% of covered compensation.  An additional contribution may be made as determined by the Board of Directors of the Bank not to exceed that amount allowed as a deduction annually by the Internal Revenue Code.  The employer contribution for that plan year shall be allocated to the participants who are employed at the end of the plan year based on the proportion which a participant's compensation during such year bears to the total compensation for that year of all participants.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified.  Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.  Diversification is offered to each eligible participant over a six-year period.  In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified.  In the sixth year, the percentage changes to 50 percent.  Participants who elect to diversify receive a rollover distribution.

Note 1 - Plan Description and Basis of Presentation - Continued

Diversification - Continued

The First Citizens National Bank Payroll Stock Ownership Plan (PAYSOP) was enacted effective January 1, 1985. Contributions, based on payroll, were made to this plan for plan years December 31, 1985 and 1986.  For plan years beginning after December 31, 1986, all contributions ceased.  A wasting trust is maintained so distributions of benefits attributable to the PAYSOP may be made.  Since January 1, 1987, separate accounts have been maintained for participants with a PAYSOP balance at December 31, 1986.  No further contributions will be made to these accounts.

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies of First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan are summarized as follows:

Basis of Accounting

The financial statements of the ESOP are presented on the accrual basis of accounting.  The financial statements of the PAYSOP are prepared on the liquidation basis of accounting.

Investment Valuation and Income Recognition

Investments are presented at fair market value as of the balance sheet date.  Fair market value of investments which have no quoted market price is determined by independent appraisal.  Dividend income is accrued on the ex-dividend date.  Purchases and sales of securities are recorded on the trade-date basis.  Realized gains and losses from security transactions are reported on the average cost method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 3 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the plans are qualified and the trust established under the plan is tax-exempt under the appropriate sections of the Internal Revenue Code.  The plan has been amended since receiving the determination letter and the Company believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, the Company believes that the plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 4 - Securities

At December 31, 2007 and 2006, investment securities consisted of the following:

Employee Stock Ownership Plan and Trust

	December 31, 2007

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	746,006.00	-0-	$25,177,703	$ -0-
Federated Prime Obligations	1,470,353.25	-0-	1,470,353	-0-
U.S. Government Securities	3,250,000.00	-0-	3,286,265	-0-
Mutual Funds	5,344.97	-0-	307,176	-0-

	December 31, 2006

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	726,701.00	-0-	$26,488,251	$ -0-
Federated Prime Obligations	1,944,115.00	-0-	1,944,115	-0-
U.S. Government Securities	1,950,000.00	-0-	1,940,050	-0-
Mutual Funds	5,690.99	-0-	266,452	-0-

Payroll Stock Ownership Plan

December 31, 2007

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	3,704.00	-0-	$ 125,010	$ -0-
Federated Prime Obligations	32,694.14	-0-	32,694	-0-

December 31, 2006

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	3,704.00	-0-	$ 135,011	$ -0-
Federated Prime Obligations	26,908.00	-0-	26,908	-0-

At December 31, 2007, the common capital stock of First Citizens Bancshares, Inc., was appraised at $33.75 per share by an independent appraisal firm.  The "unrealized appreciation (depreciation) in investments" reflects the adjustment to market value in the carrying value of these assets.

Note 5 - Plan Administration Expenses

Plan administration expenses paid by the plan totaled $1,200 and $8,400 for the years ended December 31, 2007 and 2006.  All other expenses of maintaining the plan are paid by the Company.

Note 6 - Form 5500 - Reconciliation

The following is a reconciliation of net assets available for benefits per the accompanying 2007 and 2006 financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements:
ESOP	$30,525,022	$30,894,851
PAYSOP	157,704	161,919
	$30,682,726	$31,056,770
	=========	============

Net assets available for benefits per the Form 5500	$30,682,726	$31,056,770
	=========	===========

Note 7 - Concentration of Credit Risk

A substantial portion of the assets of the First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan is invested in common stock of the Employer.

Although the Employer has a diversified loan portfolio a significant portion of its portfolio is real estate related. Their debtors' ability to honor their contracts, and therefore the welfare of the Employee Stock Ownership Plan's investment, is dependent upon the economy of the area.

Note 8 - Subsequent Events

Effective January 1, 2008, the plan was amended to allow participants who have attained age 45 and have completed at least 10 years of participation in the Plan to elect to diversify up to 25% of the employer securities that are held in their account as of the most previous plan year end.  Such election shall only be available once between the ages of 45 and 55.  Participants must be actively employed by the employer at the time of election.  Any diversification under this amendment will not affect the amount of shares eligible for diversification available at age 55 as otherwise described in the plan.

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2007

185 N. Church Street Telephone: (731) 285-7900 Dyersburg, TN 38024 (800) 608-5612 Fax: (731) 285-6221

                                                                                                                                                                                                      Members of:
                                                                                                                                                                                                      American Institute of Certified Public Accountants
                                                                                                                                                                                                      Governmental Audit Quality Center - AICPA
                                                                                                                                                                                                      Tennessee Society of Certified Public Accountants
                                                                                                                                                                                                      Center for Public Company Audit Firms
                                                                                                                                                                                                      Employee Benefit Plan Audit Quality Center - AICPA

                                                                                                                                                                                                      www.atacpa.net

Audit Committee of First Citizens National Bank
Employee Stock Ownership Plan and Trust
 and Payroll Stock Ownership Plan

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dyersburg, Tennessee
June 17, 2008

Dyersburg, TN Fulton, KY Henderson, TN Jackson, TN Martin, TN	Milan, TN McKenzie, TN Paris, TN Trenton, TN Union City, TN

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2007

(a)*	(b)	(c)	(d)	(e)
Party-in	Identity of Issue, Borrower,			Current
Interest	Lessor or Similar Party	Description of Investments	Cost	Value

	First Citizens Bancshares, Inc.	749,710 shares of common stock	$6,900,139	$25,302,713

	Federated Prime Obligations	1,503,047 shares	1,503,047	1,503,047

	Federal Home Loan Bank	3,250,000 par value	3,250,000	3,286,265

	Fidelity Advisor Equity Growth	3,668.466 shares mutual fund	182,000	251,583

	Longleaf Partners Mid Cap Value Fund	1,676.506 shares mutual fund	50,000	55,593

  *There was no identified party-in-interest

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN
AND PAYROLL STOCK OWNERSHIP PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2007

Single Transactions in Excess of Five Percent (5%) of Beginning Plan Assets

        None

Series of Transactions in Excess of Five Percent (5%) of Beginning Plan Assets

        None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Citizens National Bank
Employee Stock Ownership Plan and Trust and
Payroll Stock Ownership Plan

Date:  June 30, 2008                               /s/ JUDY BURNS
                                                            Judy Burns, Trustee of the Plan
                                                            (First Citizens National Bank Employee Stock Ownership Plan
                                                                and Trust and Payroll Stock Ownership Plan)

Date:  June 30, 2008                              /s/ KERRIE HECKETHORN
                                                            Kerrie Heckethorn, Plan Administrator
                                                            (First Citizens National Bank Employee Stock Ownership Plan
                                                                and Trust and Payroll Stock Ownership Plan)

Exhibit 23

185 N. Church Street Telephone: (731) 285-7900 Dyersburg, TN 38024 (800) 608-5612 Fax: (731) 285-6221

                                                                                                                                                                                                      Members of:
                                                                                                                                                                                                      American Institute of Certified Public Accountants
                                                                                                                                                                                                      Governmental Audit Quality Center - AICPA
                                                                                                                                                                                                      Tennessee Society of Certified Public Accountants
                                                                                                                                                                                                      Center for Public Company Audit Firms
                                                                                                                                                                                                      Employee Benefit Plan Audit Quality Center - AICPA

                                                                                                                                                                                                      www.atacpa.net

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference of our reports dated June 20, 2007 on the First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan appearing in this annual report on Form 11-K for the year ended December 31, 2007.

/s/ ALEXANDER THOMPSON ARNOLD, PLLC

Dyersburg, Tennessee
June 17, 2008

Dyersburg, TN Fulton, KY Henderson, TN Jackson, TN Martin, TN	Milan, TN McKenzie, TN Paris, TN Trenton, TN Union City, TN